UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

KiOR, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

497217 10 9
(CUSIP Number)

BIOeCON B.V.
Hogebrinkerweg 15 e
3871 KM Hoevelaken
The Netherlands
Tel: +31 33 254 04 73
Attn: O.B. de Haseth

Copies to:

Whitney J. Smith, Esq.
K&L Gates LLP
599 Lexington Avenue
New York, New York 10022
(212) 536-3900
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

August 6, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 497217 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): BIOeCON B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	☐
6.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,835,513*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,835,513*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A	☐
13.	Percent of Class Represented by Amount in Row (11): 6.01%*
14.	Type of Reporting Person (See Instructions): CO

*
The amount of securities beneficially owned represents 3,835,513 shares of Class A Common Stock held by BIOeCON B.V. BIOeCON B.V. may be deemed to share voting power over these shares with BIOeCON Holding B.V., its controlling stockholder and BIOeCON International Holding N.V., the controlling stockholder of BIOeCON Holding B.V. Percentage ownership is calculated based on 63,847,951 shares of Class A Common Stock issued and outstanding, as reported on the Definitive Proxy Statement filed by KiOR, Inc. with the Securities and Exchange Commission on June 25, 2014.

CUSIP 497217 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): BIOeCON Holding B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	☐
6.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,835,513*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,835,513*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A	☐
13.	Percent of Class Represented by Amount in Row (11): 6.01%*
14.	Type of Reporting Person (See Instructions): CO

*
The amount of securities beneficially owned represents 3,835,513 shares of Class A Common Stock held by BIOeCON B.V., of which BIOeCON Holding B.V. is a controlling stockholder and therefore may be deemed to share voting power with BIOeCON B.V. over the shares.

CUSIP 497217 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): BIOeCON International Holding N.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	☐
6.	Citizenship or Place of Organization: Curacao, Netherlands Antilles

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,835,513*
	9.	Sole Dispositive Power: 3,835,513*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,835,513*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A	☐
13.	Percent of Class Represented by Amount in Row (11): 6.01%*
14.	Type of Reporting Person (See Instructions): CO

*
The amount of securities beneficially owned represents 3,835,513 shares of Class A Common Stock held by BIOeCON B.V., of which BIOeCON International Holding N.V. controls as the controlling stockholder of BIOeCON Holding B.V. BIOeCON International Holding N.V. has sole dispositive power over the shares, and may be deemed to share voting power.

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends and supplements Item 5 of the original statement on Schedule 13D filed on July 12, 2011 with the Securities and Exchange Commission and amended by that certain Amendment No. 1 to Schedule 13D filed on May 25, 2012, that certain Amendment No. 2 to Schedule 13D filed on October 2, 2012, that certain Amendment No. 3 to Schedule 13D filed on February 1, 2013, that certain Amendment No. 4 to Schedule 13D filed on July 21, 2014, and that certain Amendment No. 5 to Schedule 13D filed on July 22, 2014 (as amended, the “Schedule 13D”), which relates to Class A Common Stock, par value $0.0001 per share (“Class A Stock”), of KiOR, Inc., a Delaware corporation (“KiOR”). Unless otherwise indicated, capitalized terms used but not defined in this Amendment No. 6 have the meanings ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby deleted and replaced with the following:

As of August 7, 2014, BIOeCON BV owns 3,835,513 shares of Class A Stock, constituting 6.01% of the Class A Stock issued and outstanding as of that date. BIOeCON Holding BV is a controlling stockholder of BIOeCON BV, and BIOeCON NV is a controlling stockholder of BIOeCON Holding BV, and thus they may be deemed to share voting power with BIOeCON BV with respect to these 3,835,513 shares of Class A Stock. BIOeCON NV has sole dispositive power with respect to these 3,835,513 shares of Class A Stock.

Since the Schedule 13D filed by BIOeCON BV on July 22, 2014, BIOeCON BV effected the following open-market sales of Class A Stock:

Date	Shares	Price per Share
7/22/2014	100,000	$0.38
7/23/2014	76,599	$0.35
7/24/2014	42,000	$0.35
7/25/2014	43,000	$0.35
7/28/2014	60,000	$0.34
7/29/2014	118,987	$0.34
7/30/2014	50,000	$0.33
7/31/2014	50,000	$0.32
8/1/2014	50,000	$0.31
8/4/2014	35,000	$0.29
8/6/2014	50,000	$0.24
8/7/2014	50,000	$0.25

Other than as set forth in this Item 5, there have been no transactions in Class A Stock effected by BIOeCON BV, BIOeCON Holding BV or BIOeCON NV since the most recent filing of Schedule 13D by BIOeCON BV.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 8, 2014
BIOeCON B.V
By: BIOeCON Holding B.V., its Managing Director
By: BIOeCON International Holding N.V., its Managing Director
By: Orangefield Trust (Caribbean) N.V., its Managing Director
By:	/s/ B. Bekkering
Name:	B. Bekkering
Title:	General Proxyholder

By:	/s/ E. J. Nectar
Name:	E. J. Nectar
Title:	General Proxyholder

BIOeCON HOLDING B.V.
By: BIOeCON International Holding N.V., its Managing Director
By: Orangefield Trust (Caribbean) N.V., its Managing Director

By:	/s/ B. Bekkering
Name:	B. Bekkering
Title:	General Proxyholder

By:	/s/ E. J. Nectar
Name:	E.J. Nectar
Title:	General Proxyholder

BIOeCON INTERNATIONAL HOLDING N.V.
By: Orangefield Trust (Caribbean) N.V., its Managing Director

By:	/s/ B. Bekkering
Name:	B. Bekkering
Title:	General Proxyholder

By:	/s/ E.J. Nectar
Name:	E.J. Nectar
Title:	General Proxyholder